Exhibit 99.109

DeFi Technologies Provides Monthly Corporate Update: Subsidiary Valour Reports Assets Under Management at C$748 Million, Up 47.2% This Fiscal Year, Bolstered by Strong Net Inflows of C$6.6 Million, Among Other Key Developments

●	Significant Growth in Assets Under Management: Valour Inc., a subsidiary of DeFi Technologies, reports assets under management of C$748 million as of May 7, 2024, marking a notable year-on-year increase of 47.2%. This growth is further bolstered by strong net inflows of C$6.6 million during April, demonstrating robust investor confidence and continued demand for Valour’s ETP products despite the recent downturn in digital asset markets.
●	Strategic Initiatives and Global Expansion: Valour has expanded its operations by launching a new trading desk in the United Arab Emirates, capitalizing on the region’s progressive regulatory environment and high cryptocurrency adoption rates. This expansion is aimed at making ETPs globally accessible and tapping into the Middle East’s dynamic financial landscape.
●	Innovative Product Launches and Blockchain Integration: Innovative Product Launches and Blockchain Integration: In collaboration with the Core Foundation, Valour plans to introduce groundbreaking ETPs, including the first-of-its-kind Yield Bearing BTC ETP and a novel Core ETP. Additionally, Valour has launched the first Short Spot Bitcoin ETP in the Nordics, known as Valour Short Bitcoin (SBTC) SEK, independently from the Core collaboration.

Toronto, Canada, May 8, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, reports assets under management (“AUM”) of C$748 million as of May 7, 2024. This figure represents a significant year-on-year increase of 47.2%.

Despite a decrease from March’s AUM of C$880 million due to a downturn in digital asset prices since March 2024, the Company and Valour’s strategic initiatives continue to drive substantial growth. Notably, despite a significant fall in digital asset markets during April, with Solana down 37% over the period, Valour’s AUM was only 22% lower at the end of the month, buoyed by a strong net inflow of C$6.6 million.

Q1 2024 Financials: The Company would also like to announce that the Q1 2024 financials will be available after market close on May 15, 2024, with an announcement of a shareholder call to follow.

Strategic Expansion and New Trading Desk in UAE: Valour has launched a new trading desk in the United Arab Emirates, marking a strategic expansion into the Middle East. This move leverages the UAE’s progressive regulatory framework and high cryptocurrency adoption rate. It represents a critical step in Valour’s ongoing strategy to make ETPs globally accessible and to broaden its product offerings, aiming to tap into the region’s dynamic financial landscape.

Innovative Bitcoin ETPs in Collaboration with the Core Foundation: In collaboration with the Core Foundation, DeFi Technologies and Valour announced plans for new innovative ETPs, including the first-of-its-kind Yield Bearing BTC ETP, and a novel Core ETP, leveraging the unique features of the Core Chain. Additionally, Valour will manage a validator node on the Core Blockchain and plans to stake US$100 million in BTC. This integration of blockchain technology with traditional financial strategies represents a pioneering approach to Bitcoin investment, offering actively yielding opportunities within the digital asset space.

Short Spot Bitcoin ETP: The launch of the first Short Spot Bitcoin ETP in the Nordics, known as Valour Short Bitcoin (SBTC) SEK (ISIN: CH1149139649), now trading on the Nordic Growth Market, provides experienced investors with strategic opportunities to profit from or hedge against Bitcoin’s price movements.

“We are very encouraged by the strong year-on-year growth of our AUM, which reflects the sustained demand for our innovative ETP products and trust from our investors,” said Olivier Roussy Newton, CEO of DeFi Technologies. “Our strategic expansions and the introduction of groundbreaking products this month underscore our commitment to providing secure, diversified, and accessible digital asset investment options. We are excited about our future prospects and remain dedicated to advancing our position in the digital asset space.”

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; listing of future ETPs; collaboration with Core Foundation; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech

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